February 6, 2025

Xiangge Liu
Chairman, Chief Executive Officer and Chief Financial Officer
BEST SPAC I Acquistion Corp.
701, 7/Floor
United Building
17-19 Jubilee Street
Hong Kong

       Re: BEST SPAC I Acquistion Corp.
           Draft Registration Statement on Form S-1
           Submitted January 10, 2025
           CIK No. 0002051587
Dear Xiangge Liu:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted January 10, 2025
Cover Page

1. We note that you checked the Rule 415 box on the cover page, but your disclosure elsewhere indicates that this is a firm commitment, underwritten offering. Please advise or revise accordingly.
2.     We note your disclosure regarding compensation and securities issuance.
Please
       expand your disclosure to state whether the conversion of the working capital loans into private placement units may result in a material dilution of the purchasers' equity interests. Refer to Item 1602(a)(3) of Regulation S-K.
 February 6, 2025
Page 2

3. Please reconcile your statement here and on page 15 of your prospectus that your officers and directors will maintain their fiduciary duty and that you will retain priority over any subsequent SPACs or ventures they may join with your disclosure on page 18 and elsewhere throughout your prospectus that you have renounced your interest or expectancy in any corporate opportunity offered to an officer or director which is suitable to another entity to which they owe fiduciary or contractual obligations unless the opportunity is presented to such officer and director in their capacity as an officer or director of your company.
Prospectus Summary
Leadership of an Experienced Management and Director Team, page 4

4. Please revise your disclosure here, under "Other Acquisition Considerations" on page
       14, under "Potential Conflicts" on page 18, and elsewhere as appropriate to reference all positions currently held by your management team. Also revise to reconcile your statement on pages 15, 18, and 130, "None of our other officers or directors has any previous or current experience with a special purpose acquisition company." In this regard, we note that your management team simultaneously maintains positions with BEST SPAC II Acquisition Corp.
Compensation, page 5

5. Please revise your disclosure outside the table on pages 5-6 to describe the extent to which this compensation and securities issuance may result in a material dilution of the purchasers' equity interests, including the conversion of the working capital loans into private placement units. Refer to Item 1602(b)(6) of Regulation
S-K.
Legal and Operational Risks Associated with being based in China, page 10

6. Please expand to disclose the basis for your belief that for this offering you are not subject to registration with the CSRC pursuant to the Trial Measures, as you state on page 89.
Private placement units, page 28

7. We note your statement here and elsewhere throughout your prospectus that your private placement units are identical to the units sold in this offering "except as described in this prospectus." Other than the transfer restrictions on the private placement units, please describe or provide a cross-reference to disclosure elsewhere that describes, how the private placement units, including the component securities, are not identical to the units sold in this offering.
Risk Factors
Risks Relating to our Sponsor, Management and Director Team
The ownership interest of our sponsor may change, and our sponsor may divest its ownership interest in us before identifying . . ., page 68

8. Please revise your risk factor disclosure to state the risk, if applicable, that any replacement sponsor could have difficulty finding a target.
 February 6, 2025
Page 3
Risks Associated with Acquiring and Operating a Business with its Primary Operation in
China
Other PRC governmental authorities may take the view now or in the future that an approval from them is required for an overseas . . ., page 87

9. Please revise your risk factor disclosure to specifically address the impact that PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.
General

10. Please disclose the material terms of any agreement regarding transfer restrictions on your securities in a tabular format to the extent practicable, as required by Item
       1603(a)(9) of Regulation S-K.

        Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Benjamin Holt at 202-551-6614
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Giovanni Caruso